COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CBD announces 3rd quarter 2005 results

São Paulo, Brazil, November 7, 2005 — Companhia Brasileira de Distribuição (CBD) – (BOVESPA: PCAR4; NYSE: CBD), announces its 3rd quarter 2005 (“3Q05”) results. The Company’s operating and financial information, unless otherwise indicated, is presented on a consolidated basis and denominated in Brazilian Reals, in accordance with Brazilian Corporate Law. Comparisons in this document refer to 2004 results.

Main Highlights

Gross sales totaled R$ 3,864.0 million in 3Q05, a 2.8% growth compared to the same period of 2004;

Gross margin reached 30.4% in 3Q05, compared to 29.8% in 2004;

EBITDA grew by 6.8% in 3Q05, with a 9.1% margin, totaling R$ 293.5 million;

Income before taxes and non-operating results totaled R$ 72.8 million in the quarter, up by 14.8% over the same period of 2004.

Net income totaled R$ 70.3 million in the quarter, and R$ 192.2 million year-to-date.

Companhia Brasileira de Distribuição (CBD) is the largest company in the Brazilian retail sector, with 555 stores in 13 Brazilian states. CBD operates under three formats: supermarkets (Pão de Açúcar, CompreBem and Sendas), hypermarkets (Extra) and consumer electronics/home appliance stores (Extra-Eletro).

Comments on Sales Performance

Gross sales totaled R$ 3,864.0 million in 3Q05, a 2.8% growth over the same period of 2004. Net sales amounted to R$ 3,217.2 million, representing a 3.8% growth over the previous year. Sendas Distribuidora's gross sales reached R$ 816.0 million in the quarter, a 2.2% growth over 2004. Net sales were R$ 703.4 million, up 2.8% when compared to the same period of 2004.

Same store sales reported nominal growth of 0.9% in the quarter, strongly affected by:

(i)	deflation in some food product categories, especially perishables and commodities;

(ii)	strong comparison base (9% growth in the same quarter of 2004);

(iii)	heightened consumer wariness, still affected by the political instability; and

(iv)	lower disposable income for food product consumption, as a result of the previous financing burden on durable good purchases (installment payments and payroll loans)

Non-food product sales in the period grew by 10.6% and food product sales dropped by 1.7%. The highlight in the quarter was Sendas business unit same store sales , whose double-digit growth was significantly higher than the Company's average. This performance resulted from investments in store refurbishment, marketing and communication efforts and a very competitive pricing policy.

Same store sales, deflated by IPCA, dropped 5.0% in real terms. When deflated by household food inflation calculated by IPCA-Alimentação, which better reflects CBD's reality, same store sales grew 1.2% in real terms.

Gross sales year-to-date totaled R$ 11,598.9 million, a 6.2% growth. Net sales reached R$ 9,640.4 million in the period, a 7.5% growth.

Accumulated same store sales growth totaled 4.1%. Same store sales in the 9-month period dropped by 2.8% when deflated by IPCA, but grew by 2.2% when deflated by food inflation - IPCA Alimentação.

Obs. Same store sales figures include only stores whose operating period is longer than 12 months.

Operating Performance

The following comments on operating performance refer to CBD's consolidated results, and, therefore, fully account for Sendas Distribuidora's operating results (the CBD joint venture with Sendas in the State of Rio de Janeiro).

Gross Margin reached 30,4% in the quarter

CBD reported gross income of R$ 977.7 million in 3Q05, a 5.7% growth over the same period of the previous year. Gross margin in the period totaled 30.4%, 600 basis points higher than the margin reported in the same period of 2004. It is worth pointing out that this margin improvement occurred together with signs of market share gains for CBD, according to data recently released by our competitors.

The combination of increased profitability and competitiveness is a result of the ongoing project to review and reorganize internal processes in commercial and category management areas. Initiated at the beginning of 2005, this project has already generated some of its expected benefits in terms of better negotiation with suppliers and more effective management of product assortment, pricing policy and promotions.

Gross margin for Sendas Distribuidora was 28.4%, compared to 30.7% in the same period of 2004. The gross margin drop for Sendas compared to the previous year, and the difference compared to CBD's consolidated margin, is a result of strong promotional efforts in the State of Rio de Janeiro throughout the third quarter.

Operating Expenses reached 21.3% of Net Sales

Operating expenses in the quarter totaled R$ 684.3 million, a 5.3% growth over the same period of 2004, mainly as a result of inflation in some items and wage readjustments for employees in September. We highlight general and administrative expenses that, even with the impact of the aforementioned factors, remained nearly flat compared to the same period of 2004. As a percentage of net sales, total operating expenses reached 21.3%, slightly above the 21.0% registered in the same period of 2004. We draw attention to the fact that sales in 3Q05 were disappointing, which made dilution of operating expenses harder.

EBITDA increases 6.8%, with 9.1% margin

As a result of the abovementioned factors, EBITDA totaled R$ 293.5 million in the quarter, a 6.8% growth over the same period of the previous year and a 9.1% margin (compared to 8.9% in 3Q04). Sendas Distribuidora's margin was 5.1%, affected by the decrease in gross margin previously mentioned.

In the 9-month period, EBITDA reached R$ 857.2 million, a 15.1% growth over the same period of 2004 and an 8.9% margin (compared to 8.3% in the same period of the previous year).

Financial Results

Financial income in the quarter totaled R$ 125.3 million, 56.9% higher when compared to the financial income reported in the same quarter of 2004. This increase was mainly a result of higher cash position (up by 134.6%) when compared to the same quarter of the previous year. Financial income was also impacted by other two factors: (i) the increase in non-interest bearing credit card installment payments and (ii) by the transfer of financial income from financing activities to Financeira Itau CBD ("FIC" - Itau CBD Financing Company) which is now accounted as Equity Income.

Financial expenses totaled R$ 185.7 million, up by 26.1% when compared to same quarter of 2004, reflecting the higher interest rates in the period. Net financial expenses totaled R$ 60.4 million, compared to R$ 67.4 million in the same period of 2004.

Net Income reaches R$ 70.3 million

Income before taxes, minority interest and non-operating results reached R$ 72.8 million, a 14.8% growth over the same period of 2004.

Net loss for Sendas Distribuidora reached R$ 27.7 million in the quarter, generating a minority interest of R$15.9 million for CBD.

Income before taxes totaled R$ 74.6 million, lower than the R$ 150.5 million reported in 2004 when income was impacted by the non-operating result of R$ 87.1 million from the joint venture with Itau (FIC) to exploit financial products and services . Net income in the quarter was R$ 70.3 million, down from the R$ 171.0 million reported in the same quarter of the previous year. The comparison is affected by the non-operating results of 3rd quarter 2004.

Real Estate Transaction

On September 30, 2005, the Company reclassified real estate corresponding to stores from permanent assets to assets available for sale within current assets, in the residual amount of R$1,017.6 million (consolidated). According to the real estate purchase and sale agreement, these assets will be sold to Grupo Diniz, and the Company received the amount of R$1,029 million as an advance for this sale. This amount is accounted for as a reduction factor from assets available for sale within current assets. Subsequent to the sale, these stores will be leased to the Company for a 20-year term, renewable for two consecutive periods of 10 years. Related to the advance received, CBD provisioned the amount of R$25.5 million (corresponding to a long-term commitment fee), due on the signing of the lease contracts — which occurred on October 3, 2005. The commitment fee was accounted as deferred assets and will be amortized throughout the term of the leasing contracts of the respective stores.

Working Capital

In 3Q05, inventory turnover reached 42.1 days, higher than the 40.5 days registered in the previous year. Average terms with suppliers were 44.4 days, lower than the 48.3 days registered in 3Q04. Average terms for receivables reached 8.3 days, a significant improvement compared to 12.3 days reported in 2004, as a consequence of installment sales receivables (R$ 105.1 million) that were transferred from CBD to FIC.

Investments

In 3Q05, investments equaled R$ 267.5 million (R$ 109.7 million in the previous year). The main highlights were:

-	Opening of a Pão de Açúcar in Campinas (State of Sao Paulo) and one CompreBem in Valinhos (State of Sao Paulo);
-	Construction of four Extra hypermarkets (one already opened in October) and four Pão de Açúcar supermarkets;
-	Purchasing of strategic land for future store openings, mainly Extra hypermakets.

Additionally, investments included remodeling of stores and construction of gas stations and drugstores.

Consolidated Income Statement - Corporate Law Method (thousand R$)

	3rd Quarter			9 months
	2005	2004	%	2005	2004	%
Gross Sales Revenue	3,863,972	3,760,507	2.8%	11,598,884	10,922,049	6.2%
Net Sales Revenue	3,217,177	3,098,971	3.8%	9,640,410	8,969,809	7.5%
Cost of Goods Sold	(2,239,459)	(2,174,215)	3.0%	(6,755,453)	(6,330,641)	6.7%
Gross Profit	977,718	924,756	5.7%	2,884,957	2,639,168	9.3%
Operating (Expenses) Income Selling	(570,457)	(535,408)	6.5%	(1,679,914)	(1,543,274)	8.9%
General and Administrative	(113,806)	(114,553)	-0.7%	(347,819)	(350,810)	-0.9%
Total Operating Expenses	(684,263)	(649,961)	5.3%	(2,027,733)	(1,894,084)	7.1%
Earnings before interest, taxes, depreciation, amortization-EBITDA	293,455	274,795	6.8%	857,224	745,084	15.1%
Depreciation and Amortization	(135,416)	(131,273)	3.2%	(386,636)	(346,031)	11.7%
Earnings before interest and taxes -EBIT	158,039	143,522	10.1%	470,588	399,053	17.9%
Taxes and Charges	(18,427)	(16,514)	11.6%	(53,901)	(46,022)	17.1%
Financial Income	125,338	79,900	56.9%	343,047	246,804	39.0%
Financial Expenses	(185,705)	(147,293)	26.1%	(534,998)	(464,125)	15.3%
Net Financial Income (Expense)	(60,367)	(67,393)	-10.4%	(191,951)	(217,321)	-11.7%
Equity Income/Loss	(6,444)	3,786		(12,189)	2,229
Operating Result	72,801	63,401	14.8%	212,547	137,939	54.1%
Non-Operating Result	1,752	87,080		(5,792)	86,509
Income Before Income Tax	74,553	150,481	-50.5%	206,755	224,448	-7.9%
Income Tax	(17,647)	12,399		(52,400)	6,250
Income Before Minority Interest	56,906	162,880	-65.1%	154,355	230,698	-33.1%
Minority Interest	15,896	8,117		43,837	26,423
Income Before Profit Sharing	72,802	170,997	-57.4%	198,192	257,121	-22.9%
Employees' Profit Sharing	(2,500)	-		(6,000)	-
Net Income	70,302	170,997	-58.9%	192,192	257,121	-25.3%
Net Income per 1,000 shares	0.62	1.51	-58.9%	1.69	2.26	-25.3%
N° of shares (in thousand)	113,522,239	113,522,239		113,522,239	113,522,239

% of Net Sales	3Q/05	3Q/04		9M/05	9M/04
Gross Profit	30.4%	29.8%		29.9%	29.4%
Total Operating Expenses	-21.3%	-21.0%		-21.0%	-21.1%
Selling	-17.7%	-17.3%		-17.4%	-17.2%
General and Administrative	-3.5%	-3.7%		-3.6%	-3.9%
EBITDA	9.1%	8.9%		8.9%	8.3%
Depreciation and Amortization	-4.2%	-4.2%		-4.0%	-3.9%
EBIT	4.9%	4.6%		4.9%	4.4%
Taxes and Charges	-0.6%	-0.5%		-0.6%	-0.5%
Net Financial Income (Expense)	-1.9%	-2.2%		-2.0%	-2.4%
Income Before Income Tax	2.3%	4.9%		2.1%	2.5%
Income Tax	-0.6%	0.4%		-0.5%	0.1%
Minority Interest/Employees' Profit	0.4%	0.3%		0.4%	0.3%
Net Income	2.2%	5.5%		2.1%	2.9%

Note: In accordance with CVM instruction 408/2004, the Company consolidates financial information for Pão de Açúcar Credit Rights (Receivables) Investment Fund (FIDC).

Consolidated Balance Sheet - Corporate Law Method (thousand R$)
ASSETS	3rd Quarter/05	2nd Quarter/05
Current Assets	4,323,383	3,510,986
Cash and Banks	106,310	72,496
Short-Term Investments	1,495,192	669,410
Credit	221,687	369,060
Installment Sales	17,519	156,999
Post-Dated Checks	19,592	23,743
Credit Cards	168,596	192,100
Tickets, vouchers and others	18,635	13,744
Allowance for Doubtful Accounts	(2,655)	(17,526)
Receivables Securitization Fund	666,945	627,794
Inventories	1,113,271	983,860
Advances to suppliers and employees	42,431	45,749
Taxes recoverable	466,556	484,887
Others	210,991	257,730
Long-Term Assets	1,138,377	1,102,699
Long-Term Investments	138,375	132,106
Deferred Income Tax	432,390	418,301
Accounts Receivable	327,605	344,318
Others	240,007	207,974
Permanent Assets	5,023,977	5,836,311
Investments	238,115	249,989
Property, Plant and Equipment	3,770,617	4,589,720
Deferred Charges	1,015,245	996,602
TOTAL ASSETS	10,485,737	10,449,996

LIABILITIES	3rd Quarter/05	2nd Quarter/05
Current Liabilities	2,183,206	2,378,814
Suppliers	1,176,314	1,032,426
Financing*	506,773	891,584
Payable on Purchase of Assets	43,753	12,181
Debentures	-	65,028
Taxes and Social Contributions	83,839	92,339
Salaries and Payroll Charges	181,986	160,020
Dividends	-	4,905
Others	190,541	120,331
Long-Term Liabilities	3,751,606	3,574,662
Financing*	1,182,321	1,076,096
Payable on Purchase of Assets	3,245	3,193
Debentures	401,490	401,490
Taxes in Installments	318,370	323,270
Provision for Income Tax		-
Provision for Contingencies	1,034,678	992,529
Others	104,319	104,001
Recallable Fund Quotas**	707,183	674,083

Minority Interests	307,733	323,630

Shareholder's Equity	4,243,192	4,172,890
Capital	3,673,795	3,673,795
Capital Reserves	569,397	499,095
TOTAL LIABILITIES	10,485,737	10,449,996

Note: In accordance with CVM instruction 408/2004, the Company consolidates financial information for Pão de Açúcar Credit Rights (Receivables) Investment Fund (FIDC).
* CBD has no exposure to foreign exchange effects since it contracts swap transactions to CDI (Brazilian Overnight Rate) in its foreign currency loans.

Gross Sales per format (R$ thousand)
1st Half	2005	%	2004	%	Var.(%)
Pão de Açùcar	1,991,069	25.7%	1,976,310	27.6%	0.7%
Extra	3,725,817	48.2%	3,386,349	47.3%	10.0%
CompreBem	1,256,078	16.2%	1,141,617	15.9%	10.0%
Extra Eletro	136,214	1.8%	137,389	1.9%	-0.9%
Sendas*	625,734	8.1%	519,877	7.3%	20.4%
CBD	7,734,912	100.0%	7,161,542	100.0%	8.0%

3rd Quarter	2005	%	2004	%	Var.(%)
Pão de Açùcar	955,383	24.7%	1,005,156	26.7%	-5.0%
Extra	1,840,027	47.6%	1,765,357	47.0%	4.2%
CompreBem	633,442	16.4%	599,600	15.9%	5.6%
Extra Eletro	68,765	1.8%	80,824	2.2%	-14.9%
Sendas*	366,355	9.5%	309,570	8.2%	18.3%
CBD	3,863,972	100.0%	3,760,507	100.0%	2.8%

9 Months	2005	%	2004	%	Var.(%)
Pão de Açùcar	2,946,452	25.4%	2,981,466	27.3%	-1.2%
Extra	5,565,844	48.0%	5,151,706	47.2%	8.0%
CompreBem	1,889,520	16.2%	1,741,217	15.9%	8.5%
Extra Eletro	204,979	1.8%	218,213	2.0%	-6.1%
Sendas*	992,089	8.6%	829,447	7.6%	19.6%
CBD	11,598,884	100.0%	10,922,049	100.0%	6.2%

*Sendas banner which is part of Sendas Distribuidora S/A

Net Sales per format (R$ thousand)
1st Half	2005	%	2004	%	Var.(%)
Pão de Açùcar	1,643,721	25.5%	1,615,631	27.5%	1.7%
Extra	3,079,983	48.0%	2,756,519	47.0%	11.7%
CompreBem	1,052,849	16.4%	945,993	16.1%	11.3%
Extra Eletro	102,795	1.6%	104,541	1.8%	-1.7%
Sendas*	543,885	8.5%	448,154	7.6%	21.4%
CBD	6,423,233	100.0%	5,870,838	100.0%	9.4%

3rd Quarter	2005	%	2004	%	Var.(%)
Pão de Açùcar	785,881	24.4%	827,104	26.7%	-5.0%
Extra	1,528,672	47.6%	1,443,392	46.5%	5.9%
CompreBem	530,021	16.5%	498,952	16.1%	6.2%
Extra Eletro	53,047	1.6%	60,782	2.0%	-12.7%
Sendas*	319,556	9.9%	268,741	8.7%	18.9%
CBD	3,217,177	100.0%	3,098,971	100.0%	3.8%

9 Months	2005	%	2004	%	Var.(%)
Pão de Açùcar	2,429,602	25.2%	2,442,735	27.2%	-0.5%
Extra	4,608,655	47.8%	4,199,911	46.9%	9.7%
CompreBem	1,582,870	16.4%	1,444,945	16.1%	9.5%
Extra Eletro	155,842	1.6%	165,323	1.8%	-5.7%
Sendas*	863,441	9.0%	716,895	8.0%	20.4%
CBD	9,640,410	100.0%	8,969,809	100.0%	7.5%

*Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)
	2005			2004
	1st Half	3rd Q	9 Months	1st Half	3rd Q	9 Months
Cash	51.2%	50.0%	50.8%	52.6%	51.7%	52.3%
Credit Card	36.5%	37.6%	36.9%	36.2%	36.8%	36.4%
Food Voucher	7.4%	7.6%	7.4%	6.6%	7.1%	6.8%
Credit	4.9%	4.9%	5.0%	4.6%	4.4%	4.5%
Post-dated Checks	3.1%	2.9%	3.1%	3.4%	3.3%	3.4%
Installment Sales	1.8%	2.0%	2.0%	1.2%	1.1%	1.2%

Data per Format on September 30, 2005
	# Checkouts	# Employees	# Stores	Sales Area (m2)
Pão de Açúcar	2,108	14,752	185	245,591
Extra	3,555	23,048	75	562,497
CompreBem	2,035	9,002	179	216,881
Extra Eletro	165	583	50	33,713
Sendas	1,006	6,055	66	119,987
Total Stores	8,869	53,440	555	1,178,669
Administration	-	2,426	-	-
Loss Prevention	-	3,567	-	-
Distribution Centers	-	3,752	-	-
Total CBD	8,869	63,185	555	1,178,669

Stores by Format
	Pão de Açúcar	Extra	Extra-Eletro	CompreBem*	Sendas	CBD	Sales Area (m2)	Number of Employees
12/31/2004	196	72	55	165	63	551	1,144,749	63,484
Opened	2	3		7		12
Closed	(1)		(5)	(4)		(10)
Converted	(12)			(-3)+12	3	-
6/30/2005	185	72	55	177	66	553	1,192,162	63,543
Opened	1			1		2
Closed						-
Converted	(1)			1		-
9/30/2005	185	75	50	179	66	555	1,178,669	63,185

*Included stores ABC in Rio de Janeiro

Productivity Indexes (in nominal R$)

Gross Sales per m2/month

	3rdQ/05*	3rdQ/04*	Var.(%)	9M/05	9M/04	Var.(%)
Pão de Açúcar	1,275	1,262	1.0%	1,281	1,226	4.5%
Extra	1,083	1,107	-2.2%	1,091	1,098	-0.6%
CompreBem	996	998	-0.2%	1,034	951	8.7%
Sendas	1,017	934	8.9%	953	947	0.6%
Extra Eletro	680	754	-9.8%	669	675	-0.9%
CBD	1,089	1,096	-0.6%	1,103	1,077	2.4%

Gross sales per employee/month

	3rdQ/05	3rdQ/04	Var.(%)	9M/05	9M/04	Var.(%)
Pão de Açúcar	21,461	21,420	0.2%	21,739	21,433	1.4%
Extra	26,751	26,679	0.3%	27,010	26,270	2.8%
CompreBem	23,057	22,221	3.8%	23,724	21,483	10.4%
Sendas	20,210	17,181	17.6%	18,707	16,213	15.4%
Extra Eletro	39,129	43,401	-9.8%	38,851	37,876	2.6%
CBD	24,054	23,517	2.3%	24,445	23,253	5.1%

Average ticket - Gross sales

	3rdQ/05	3rdQ/04	Var.(%)	9M/05	9M/04	Var.(%)
Pão de Açúcar	24.3	23.1	5.2%	24.5	23.0	6.5%
Extra	46.7	46.1	1.3%	47.3	46.3	2.2%
CompreBem	18.5	17.6	5.1%	18.6	17.4	6.9%
Sendas	21.4	21.1	1.4%	20.9	21.1	-0.9%
Extra Eletro	377.5	368.9	2.3%	364.4	354.5	2.8%
CBD	29.7	28.8	3.1%	30.4	28.9	5.2%

Gross sales per checkout/month

	3rdQ/05	3rdQ/04	Var.(%)	9M/05	9M/04	Var.(%)
Pão de Açúcar	138,372	132,005	4.8%	135,957	127,438	6.7%
Extra	172,562	171,106	0.9%	176,311	169,322	4.1%
CompreBem	106,686	105,981	0.7%	111,156	102,780	8.1%
Sendas	121,493	116,668	4.1%	114,983	118,510	-3.0%
Extra Eletro	138,919	151,736	-8.4%	136,075	135,758	0.2%
CBD	142,984	140,493	1.8%	145,616	137,888	5.6%

* Information related to sales, employees and checkouts were calculated based on average values proportional to the period during which the stores were open.

3Q05 Results Conference Call

CBD will host its 3rd Quarter 2005 Results conference calls on Wednesday, November 9, 2005.

Local Conference Call:
11:00 a.m. (Brasilia Time); 8:00 a.m. (ET USA). Please call a few minutes prior to the scheduled time, (55 11) 2101-1490, Code: CBD. Webcast available on the website www.cbd-ri.com.br. Replay available after the end of conference call by calling (55 11) 2101-1490, Code: CBD.

International Conference Call:
12:00 p.m. (Brasilia Time); 9:00 a.m. (ET USA). Please call few minutes prior to the scheduled time, (+1 973) 935-2401, Code: CBD or 6635937. Webcast available on the website www.cbd-ri.com.br/eng. Replay available after the end of conference by calling (+1 973) 341-3080, Code: 6635937.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Fernando Tracanella Investor Relations Director Daniela Sabbag Manager Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677 Email: cbd.ri@paodeacucar.com.br	MZ Consult Tereza Kaneta Phone: 55 (11) 5509 3772 E-mail: tereza.kaneta@mz-ir.com

Website: http://www.cbd-ri.com.br/eng

Statements included in this report regarding the Company's business outlooks, the previews on operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, Brazilian general economic performance, industry and international markets, and are therefore subject to change.